FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                March 27, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 27, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



                           Smith & Nephew plc ('the Company')

                               Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 10 March 2006 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE.

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated.

Date        Nature and Brief Description of Information

15.03.2005  Notification of Director's Shareholding - Sir Christopher O'Donnell.

16.03.2005  Announcement re Annual Report & Accounts Filed with the UKLA.

16.03.2005  Notification of Director's Shareholding - Sir Christopher O'Donnell.

16.03.2005  Notification of Director's Shareholding - Peter Hooley.

30.03.2005  Notification of Director's Shareholding - Sir Christopher O'Donnell.

30.03.2005  Notification of Director's Shareholding - Peter Hooley.

31.03.2005  Notification of DOJ Subpoena.

04.04.2005  Notification of Director's Shareholding - Peter Hooley.

04.04.2005  Notification of Director's Shareholding - John Buchanan.

08.04.2005  Timing of 2005 First Quarter Results.

05.05.2005  Announcement of 2005 First Quarter Results.

05.05.2005  Block Listing Six Monthly Return as at 30 April 2005.

06.05.2005 Document Available for Viewing at the UKLA re Resolutions Passed at AGM.

09.05.2005  Notification of Director's Shareholding - Peter Hooley.

11.05.2005 Announcement re Smith & Nephew Endoscopy - Injunction on Bi-Polar Sales Lifted.

13.05.2005  Notification of Director's Shareholding - Sir Christopher O'Donnell.

13.05.2005  Notification of Director's Shareholding -Dudley Eustace.

18.07.2005  Timing of 2005 Second Quarter & Interim Results.

02.08.2005 Notification of Major Interests in Shares - Barclays plc holding 3.40%

04.08.2005  Announcement of Second Quarter & Interim Results.

08.08.2005  Notification of Director/PDMR Shareholding - Paul Williams.

08.08.2005  Notification of Director/PDMR Shareholding - James Dick.

08.08.2005  Notification of Director/PDMR Shareholding - Peter Huntley.

08.08.2005  Notification of Director/PDMR Shareholding -
            Sir Christopher O'Donnell.

08.08.2005  Notification of Director/PDMR Shareholding - Peter Hooley.

17.08.2005 Notification of Major Interests in Shares - The Capital Group Companies, Inc holding 3.02%.

18.08.2005  Smith & Nephew Prepares for Divestment of BSN Medical
            Joint Venture.

19.08.2005  Notification of FDA Panel Hearing for Hip Resurfacing Product.

07.09.2005  Investor Visit to Smith & Nephew Orthopaedics.

13.09.2005  Notification of Trading Update.

14.09.2005  Notification of Change to Investor Visit Webcast Timing.

15.09.2005  Notification of Director/PDMR Shareholding - Paul Williams.

19.09.2005 Notification of Director/PDMR Shareholding - Dudley Eustace.

21.09.2005 Notification of Major Interests in Shares - The Capital
           Group Companies, Inc holding 4.019%.

22.09.2005 Notification of Director/PDMR Shareholding - James Dick.

13.10.2005 Timing of 2005 Third Quarter Results.

14.10.2005 Notification of Director/PDMR Shareholding - David Illingworth.

14.10.2005 Notification of Director/PDMR Shareholding - James Ralston.

17.10.2005 Notification of Major Interests in Shares - The Capital Group
           Companies, Inc holding 5.02%.

21.10.2005 Notification of Director/PDMR Shareholding - James Taylor.

24.10.2005 Notification of Major Interests in Shares - The Capital
           Group Companies, Inc holding 6.09%.

27.10.2005 Announcement of 2005 Third Quarter Results.

28.10.2005 Notification of Director/PDMR Shareholding - Purchase of
           Shares by Mourant & Co. Trustees Limited as Trustee of the Smith & Nephew Employees' Share Trust.

01.11.2005 Notification of Director/PDMR Shareholding - Peter Hooley.

03.11.2005 Block Listing Six Monthly Return as at 31 October 2005.

04.11.2005 Notification of Major Interests in Shares - The Capital
           Group Companies, Inc holding 7.17%.

15.11.2005 Notification of Director/PDMR Shareholding - Sir Christopher
           O'Donnell.

15.11.2005 Notification of Director/PDMR Shareholding - Dudley Eustace.

16.11.2005 Notification of Director/PDMR Shareholding - Paul Williams.

16.11.2005 Notification of Director/PDMR Shareholding  - James Dick.

17.11.2005 Notification of Director/PDMR Shareholding - James Dick.

17.11.2005 Circular Sent to Shareholders re Proposed Redenomination of Share
           Capital into US Dollars.

28.11.2005 Announcement re Filing of Form 20-F/A with the SEC.

29.11.2005 Notification of Major Interests in Shares - Deutsche Bank
           AG holding 3.33%.

08.12.2005 Notification of Major Interests in Shares - The Capital
           Group Companies, Inc holding 8.11%.

12.12.2005 Document Available for Viewing at the UKLA re Resolutions
           Passed at EGM.

16.12.2005  Announcement re Disposal of BSN Medical Joint Venture.

16.12.2005  Announcement re Realising Investment in BSN Medical.

23.12.2005 Notification of Major Interests in Shares - The Capital Group Companies, Inc holding 9.27%.

20.01.2006 Notification of Announcement Dates for 2006 and details of the Briefing at the American Academy of Orthopaedic Surgeons.

23.01.2006 Share Capital Redenomination into US Dollars by Reduction of Capital and Subsequent Issue & Allotment of New Dollar Ordinary Shares.

23.01.2006  Notification of Director/PDMR Shareholding - David Illingworth.

23.01.2006  Notification of Director/PDMR Shareholding - James Ralston.

23.01.2006  Notification of Director/PDMR Shareholding  - James Taylor.

02.02.2006 Notification of Board Change - Retirement of Peter Hooley as Finance Director & Appointment of Adrian Hennah as Finance Director in June 2006.

09.02.2006 Announcement of Results for the Fourth Quarter and Year
           Ended 31 December 2005.

09.02.2006 Notification of Board Change - Retirement of Dudley Eustace
           as Chairman at AGM on 27 April 2006. John Buchanan will take over as Chairman with effect from the end of the Meeting.

09.02.2006 Management Appointments - Scott Flora appointed President of Orthopaedic Reconstruction. Mark Augusti appointed President of Orthopaedic Trauma & Clinical Therapies. Joe Woody appointed President of Advanced Wound Management.

13.02.2006 Notification of Major Interests in Shares - The Capital
           Group Companies, Inc holding 10.54%.

14.02.2006 Notification of Director/PDMR Shareholding - John Buchanan.

15.02.2006 Notification of Major Interests in Shares - The Capital Group
           Companies, Inc holding 11.19%.

15.02.2006 Notification of Director/PDMR Shareholding - Dudley Eustace.

23.02.2006 Notification of Major Interests in Shares - The Capital
           Group Companies, Inc holding 12.25%.

24.02.2006 Disposal of 50% Stake in BSN Medical Completed.

28.02.2006 Notification of Director/PDMR Shareholding - David Illingworth.

08.03.2006 Notification of Director/PDMR Shareholding - Sir Christopher
           O'Donnell.

08.03.2006 Notification of Director/PDMR Shareholding - Peter Hooley.

08.03.2006 Notification of Director/PDMR Shareholding - James Dick.

08.03.2006 Notification of Director/PDMR Shareholding - David Illingworth.

08.03.2006 Notification of Director/PDMR Shareholding - Peter Huntley.

08.03.2006 Notification of Director/PDMR Shareholding - James Ralston.

08.03.2006 Notification of Director/PDMR Shareholding - Paul Williams.

10.03.2006 Document Available for Viewing at the UKLA  - Annual
           Report & Accounts and Summary Financial Statement for the Year Ended 31 December 2005 and the Notice of Annual General Meeting.

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at http:// www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS

2. DOCUMENTS FILED AT COMPANIES HOUSE.

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment of directors, the allotment of shares, amendments to the Company's Articles of Association, the redenomination of the share capital into US Dollars and ordinary and special resolutions passed at the Company's Annual and Extraordinary General Meetings held on 5 May 2005 and 12 December 2005 respectively.

Copies of these documents can be found on the Companies House website at http:// www.companieshouse.gov.uk/ or through Companies House Direct at http:// direct.companieshouse.gov.uk/. Alternatively copes can be obtained from Companies House, Crown Way, Cardiff. CF14 3UZ

3. DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at http://www.sec.gov/edgar/ searchedgar/companysearch.html

4. ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2005.

The Company's Annual Report for the year ended 31 December 2005 can be found on the Company's website, together with the 2005 Summary Financial Statement.

Copies can be located on the Company's website at http://www.smith-nephew.com/ and http://www.smith-nephew.com/investors/annualreport2005/annualreport2005.pdf

Copies of all the documents referred to above are also available for inspection at the Company's registered office; 15 Adam Street, London. WC2N 6LA during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website http://www.smith-nephew.com